UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Atlantic Power Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

04878Q863
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,679,214
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,679,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,679,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,679,214
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,679,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,679,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE PARTNERS FUND (CAYMAN), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,679,214
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,679,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,679,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,679,214
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,679,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,679,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,679,214
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,679,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,679,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,679,214
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,679,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,679,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 04878Q863

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 7,679,214 Shares directly owned by Mangrove Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B annexed hereto (“Schedule B”).  The aggregate purchase price of the 7,679,214 Shares directly owned by Mangrove Master Fund is, in U.S. dollar terms, approximately $16,865,085, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 120,508,716 Shares outstanding, as of August 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2016.

A.	Mangrove Master Fund

(a)	As of the close of business on August 17, 2016, Mangrove Master Fund directly owned 7,679,214 Shares.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,679,214
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,679,214

(c)	The transactions in the Shares by Mangrove Master Fund during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

B.	Mangrove Fund

(a)
As of the close of business on August 17, 2016, Mangrove Fund, as a controlling shareholder of Mangrove Master Fund, may be deemed to beneficially own the 7,679,214 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,679,214
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,679,214

CUSIP NO. 04878Q863

(c)	Mangrove Fund has not entered into any transactions in the Shares during the past sixty (60) days.

C.	Mangrove Fund Cayman

(a)
As of the close of business on August 17, 2016, Mangrove Fund Cayman, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 7,679,214 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,679,214
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,679,214

(c)	Mangrove Fund Cayman has not entered into any transactions in the Shares during the past sixty (60) days.

D.	Mangrove Partners

(a)
As of the close of business on August 17, 2016, Mangrove Partners, as the investment manager of each of Mangrove Master Fund, Mangrove Fund and Mangrove Fund Cayman, may be deemed to beneficially own the 7,679,214 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,679,214
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,679,214

(c)	Mangrove Partners has not entered into any transactions in the Shares during the past sixty (60) days.

E.	Mangrove Capital

(a)
As of the close of business on August 17, 2016, Mangrove Capital, as the general partner of Mangrove Fund, may be deemed to beneficially own the 7,679,214 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,679,214
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,679,214

CUSIP NO. 04878Q863

(c)	Mangrove Capital has not entered into any transactions in the Shares during the past sixty (60) days.

F.	Nathaniel August

(a)
As of the close of business on August 17, 2016, Mr. August did not directly own any Shares. As a director of each of Mangrove Partners and Mangrove Capital, Mr. August may be deemed to beneficially own the 7,679,214 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,679,214
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,679,214

(c)	Mr. August has not entered into any transactions in the Shares during the past sixty (60) days.

As of the close of business on August 17, 2016, the Reporting Persons collectively beneficially owned an aggregate of 7,679,214 Shares, constituting approximately 6.4% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

CUSIP NO. 04878Q863

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2016

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

CUSIP NO. 04878Q863

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase

THE MANGROVE PARTNERS MASTER FUND, LTD

23,437	2.4887	07/01/2016
3,435	2.4914	07/05/2016
50,000	2.5059	07/08/2016
69,000	2.5261	07/12/2016
53,500	2.4978	07/13/2016
50,000	2.5040	07/14/2016
33,507	2.5078	07/14/2016
43,156	2.4774	07/15/2016
70,000	2.4844	07/18/2016
44,400	2.4533	07/19/2016
26,837	2.4776	07/20/2016
75,000	2.5447	07/21/2016
125,000	2.5416	07/21/2016
6,900	2.4999	07/22/2016
13,400	2.4953	07/25/2016
7,400	2.4693	07/25/2016
9,800	2.4815	07/25/2016
4,300	2.4912	07/26/2016
75,000	2.4993	08/01/2016
48,605	2.5024	08/01/2016
75,000	2.4848	08/02/2016
68,366	2.4846	08/02/2016
24,598	2.4795	08/03/2016
23,358	2.4898	08/03/2016
13,875	2.4999	08/04/2016
6,953	2.4996	08/04/2016
11,122	2.5000	08/05/2016
1,600	2.4984	08/05/2016
4,700	2.4549	08/09/2016
95,300	2.3770	08/09/2016
20,600	2.3490	08/10/2016
26,432	2.3491	08/10/2016
7,808	2.4997	08/12/2016
24,438	2.5000	08/15/2016
12,566	2.4997	08/15/2016
30,762	2.4933	08/16/2016
40,374	2.4947	08/16/2016
5,572	2.4997	08/17/2016
12,500	2.4998	08/17/2016